SCHEDULE 13D


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT #1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     Lernout & Hausipe Speech Products N.V.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    B5628B104

                                 (CUSIP Number)

        John Seethoff, Esq.             With a copy to:
        Microsoft Corporation           Richard B Dodd, Esq.
        One Microsoft Way               Preston Gates & Ellis LLP
        Redmond, WA 98052-6399          701 Fifth Avenue
        (425) 882-8080                  Suite 5000
                                        Seattle, WA 98104
                                        (206) 623-7580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 26, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
         -----------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Microsoft Corporation
      91-1144442
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF WASHINGTON
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,882,024
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,882,024
      PERSON

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                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,882,024
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.31%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
------------------------------------------------------------------------------


Item 1.  Security and Issuer
         -------------------

        This statement relates to the Common Stock, no par value (the "Common Stock"), of Lernout & Hauspie Speech Products N.V. (the "Issuer").

        The principal executive offices of the Issuer are located at Sint-Krispijnstraat 7, 8900 Ieper, Belgium.

Item 2.  Identity and Background
         -----------------------

        This statement is being filed by Microsoft Corporation ("Microsoft"). Microsoft is a corporation organized under the laws of the State of Washington and conducts its principal business operations in Redmond, Washington at One Microsoft Way, Redmond, Washington 98052-6399.

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        Microsoft develops, manufactures, markets, licenses, and supports a wide range of software products, including operating systems for personal computers, workstations, and servers; business and consumer programs for productivity, reference, education, and entertainment; and software development tools. Microsoft also offers an online service and markets personal computer books and hardware, and is engaged in the research and potential development of advanced technology software products.

        Microsoft has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Not applicable

Item 4.  Purpose of Transaction
         ----------------------

        Microsoft has disposed of 5,431,100 shares of Common Stock.

        Except as otherwise set forth in this Item 4, Microsoft has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer`s business or corporate structure; (vii) changes in the Issuer's Articles of Association, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

        Microsoft reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

a. and b. 1,882,024 representing 1.31% as to which Microsoft has sole voting and disposition power

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On November 26, 2001, Microsoft sold 5,431,100 shares at $.019 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------


Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

None.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                MICROSOFT CORPORATION


                                By   /s/ John G. Connors
                                   -------------------------
                                    Signature
                                    Senior Vice President;
                                    Chief Financial Officer

November 29, 2001